EXHIBIT 1
                                 ASD GROUP, INC.
                               One Industry Street
                             Poughkeepsie, NY 12603
                                 (914) 452-3000

                                                     As of February 9, 1999

Mr. James J. Yessian
310 Allview Avenue
Brewster, NY 10509

Dear Mr. Yessian:

         This letter will confirm our agreement with respect to the prior agreement you had with ASD Group, Inc. (the "Company") pursuant to the letter dated January 4, 1993 (the "Original Letter"). Pursuant to the Original Letter, the Company agreed to provide you with a pension of $30,000.00 per year for 15 years. The Company also agreed to continue to pay your health insurance premiums during this time. Finally, the Company agreed that should you die during this period, the pension would paid to your wife or children.

         As you know the Company has experienced serious financial difficulties recently. As a result, in lieu of the pension payments, you have agreed to accept 75,000 shares of Company's common stock. With respect to each of you and your spouse, the Company will continue to provide each of you with medical, dental and prescription benefits that are in the health package in effect now until death or you reach the age of 65. At such time as either of you reaches the age of 65 and becomes entitled to benefits from the federal government, the Company will continue Part B coverage, including medical, dental and prescription insurance as the secondary carrier until the death of either you or your spouse. Upon receipt of the stock certificate representing 75,000 shares of common stock, the Original Letter will be terminated and you waive all rights, title and claims to any other payments or benefits from the Company except as specifically provided herein.

         Assuming this accurately reflects our agreement, please sign the attached copy of this letter in the space indicated below and the General Release attached and return same to me at your earliest convenience. Upon receipt of the signed letter agreement and General Release, we will arrange to have delivered to you a stock certificate representing 75,000 shares of the Company's common stock. Should you have any questions or require any additional information, please call me.

                                            Sincerely yours,

                                            /s/ Peter C. Zachariou
                                                -----------------------------
                                                Peter C. Zachariou, President

ACKNOWLEDGED AND ACCEPTED THIS
___ DAY OF FEBRUARY, 1999.

/S/ JAMES J. YESSIAN
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    James J. Yessian